UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-37392

CUSIP NUMBER
03763A207

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:	December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Astrana Health, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

1668 S. Garfield Avenue, 2nd Floor

Address of Principal Executive Office (Street and Number)

Alhambra, California 91801

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Astrana Health, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “2025 Form 10-K”) within the prescribed time period without unreasonable effort or expense. The 2025 Form 10-K cannot be filed by the prescribed due date because additional time, resources and effort are required to complete work related to the Company’s financial reporting and close procedures, specifically as a result of the Company’s acquisition of certain entities.

In connection with the filing of the 2025 Form 10-K, when made, the Company anticipates reporting a material weakness in the Company’s internal control over financial reporting, which is expected to relate to, but may not be limited to, the Company’s acquisition and purchase accounting processes. As a result of the expected material weakness, the Company believes that its internal control over financial reporting was not effective, and its disclosure controls and procedures were not effective, as of December 31, 2025. The Company is developing a remediation plan that will be described further in the 2025 Form 10-K.

The Company currently expects to file the 2025 Form 10-K within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. Although the 2025 Form 10-K is not completed, the Company expects that the financial statements in the 2025 Form 10-K will be substantially consistent with the financial information reported in the earnings release for the quarter and year ended December 31, 2025.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties, including statements regarding the Company’s expectations regarding the timing of filing its 2025 Form 10-K on or before the fifteenth day following its prescribed due date (the “extension deadline”), the expected material weakness in internal control over financial reporting, the consistency of the financial statements in the 2025 Form 10-K with the financial information in the earnings release and the completion of matters necessary to permit filing by the extension deadline. Such forward-looking statements are based on assumptions about many important factors that could cause actual results to differ materially from those in the forward-looking statements, including risks identified in the Company’s most recent filing on Form 10-K and other filings with the Securities and Exchange Commission. The Company can provide no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. The Company does not undertake to update its forward-looking statements unless otherwise required by the federal securities laws.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chandan Basho, Chief Operating Officer & Chief Financial Officer	626	282-0288
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the 2025 Form 10-K is not completed, the Company expects that the financial statements in the 2025 Form 10-K will be substantially consistent with the financial information reported in the earnings release for the quarter and year ended December 31, 2025.

Astrana Health, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2026	By:	/s/ Brandon K. Sim
Brandon K. Sim Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).